REELWURLD, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2
Balance Sheet 3
Statement of Income 4
Statement of Equity 5
Statement of Cash Flows 6
Notes to the Financial Statements 7

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
ReelwUrld, Inc.
North Hollywood, California

We have reviewed the accompanying financial statements of ReelwUrld, Inc., which comprise the balance sheet as of December 31, 2022, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of ReelwUrld, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 11, 2023

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

REELWURLD, INC.
BALANCE SHEET
DECEMBER 31, 2022
(unaudited)

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 34
Prepaid expenses and other current assets	12,300
TOTAL CURRENT ASSETS	12,334
OTHER ASSETS	
Patents	1,101
TOTAL ASSETS	$ 13,435

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ -
Note payable	5,000
TOTAL CURRENT LIABILITIES	5,000
LONG-TERM LIABILITIES	
Notes payable - related party	13,146
TOTAL LONG-TERM LIABILITIES	13,146
TOTAL LIABILITIES	18,146
SHAREHOLDERS' EQUITY	
Class A Common stock, see note 5	-
Class B Common stock, see note 5	1,070
Additional paid-in capital	52,622
Accumulated deficit	(58,403)
TOTAL SHAREHOLDERS' EQUITY	(4,711)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 13,435

See independent accountant's review report and accompanying notes to financial statements.

REELWURLD, INC.
STATEMENT OF INCOME
DECEMBER 31, 2022
(unaudited)

REVENUES	$	231
COST OF GOODS SOLD		7
GROSS PROFIT		224
OPERATING EXPENSES		
Amortization expense		79
General and administrative		636
Sales and marketing		333
Software expenses		72
Stock compensation expense		15,392
TOTAL OPERATING EXPENSES		16,512
NET OPERATING LOSS		(16,288)
TOTAL OTHER INCOME/(EXPENSES)		-
NET LOSS	$	(16,288)

See independent accountant's review report and accompanying notes to financial statements.

REELWURLD, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2022
(unaudited)

	Class A Common Stock		Class B Common Stock			
	Shares	**Amount**	**Shares**	**Amount**	**Additional Paid-in Capital**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, JANUARY 1, 2022	-	$ -	10,700,000	$ 1,070	$ 37,230	$ (42,115)	$ (3,815)
Conversion of convertible notes	-	-	-	-	15,392	-	$ 15,392
Net loss	-	-	-	-	-	(16,288)	$ (16,288)
ENDING BALANCE, DECEMBER 31, 2022	**-**	**$ -**	**10,700,000**	**$ 1,070**	**$ 52,622**	**$ (58,403)**	**$ (4,711)**

See independent accountant's review report and accompanying notes to financial statements.

REELWURLD, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2022
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(16,288)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense		79
Stock compensation expense		15,392
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(960)
CASH USED FOR OPERATING ACTIVITIES		(1,777)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets		(15)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES		(15)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of notes payable - related party		1,315
CASH PROVIDED BY FINANCING ACTIVITIES		1,315
NET DECREASE IN CASH		(477)
CASH AT BEGINNING OF YEAR		511
CASH AT END OF YEAR	$	34
CASH PAID DURING THE YEAR FOR:		
INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company

ReelwUrld, Inc. (the "Company") was incorporated in the State of Delaware on September 7, 2017. The Company is a tech-based studio that puts the audience at the center of the film, television, and commercial production.

Going Concern

Since Inception, the Company has relied on funds from related party notes issued to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Patents

The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent. Amortization expense for the year ending December 31, 2022 was $79.

1. Summary of Significant Accounting Policies (continued)

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling access to ReelwUrld. The Company's payments are generally collected upfront. For the year ending December 31, 2022 the Company recognized $231 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

2. Commitments and Contingencies (continued)

On December 27, 2019, the Company entered into a contractor and ownership services agreement with an entity founded and controlled by the Company's CTO. The agreement calls for application development for the Company and provides the contractor to be compensated in seventy-five thousand dollars ($75,000) of the Company's common shares at a pre-money valuation of five million ($5,000,000) and twenty-five thousand dollars ($25,000) in cash. The compensation is contingent upon various project milestones and when the Company has adequate funding to pay, neither of which have been met as of December 31, 2022. The contractor also retains 50/50 ownership rights in the completed application until such time as the compensation fees have been paid in full. As of December 31, 2022, the Company has paid $10,050 in cash for prepaid development fees.

3. Notes Payable

The Company converted $5,000 of convertible notes outstanding to a non-interest-bearing, short-term loan during 2021. The full principal balance was originally due in March 2022, but has been extended through August 31, 2023.

4. Notes Payable – Related Party

Since inception, related parties have provided loans to the Company valued at $13,146 as of December 31, 2022. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

5. Equity

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 25,000,000 shares of Class A common stock, $0.0001 par value per share, 15,000,000 shares of Class B common stock with a $0.0001 par value per share.

Class A Common Stock is entitled to one (1) vote per share. As of December 31, 2022, no shares of Class A Common Stock has been issued and none are outstanding. Class B Common Stock is convertible on a 1:1 basis into Class A Common Stock at the election of the holder and is entitled to ten (10) votes per share. As of December 31, 2022, 10,700,000 shares of Class B Common Stock have been issued and are outstanding.

Equity Incentive
The Company's Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 588,500 shares of Class B Common Stock that is currently being held by the parent Company. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. As of December 31, 2022, 160,500 shares have been issued under the Plan. As of December 31, 2022, a total of 80,250 shares have vested and the Company recorded a total of $15,392 in stock compensation expense.

6. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on September 7, 2017 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7. Subsequent Events

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal LLC (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 6.5% commission fee on funds raised during the offering.

As of April 11, 2023, the Company has non-binding commitments of $16,190.

Managements Evaluation
The Company has evaluated subsequent events through April 11, 2023, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.